Exhibit 1.01
Conflict Minerals Report - 2023
Overview

IDEXX Laboratories, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the calendar year ended December 31, 2023 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2024.
Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to IDEXX Laboratories, Inc. and its consolidated subsidiaries. As used herein, and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are currently limited to tantalum, tin and tungsten, without regard to the location of origin of the 3TG. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.
Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Exchange Act. Forward-looking statements can be identified by the use of words such as “expects,” “may,” “anticipates,” “intends,” “would,” “will,” “plans,” “believes,” “estimates,” “should,” and similar words and expressions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or its adjoining countries (the “Covered Countries”).

These forward-looking statements are intended to provide our current expectations or forecasts of future events; are based on current estimates, projections, beliefs and assumptions; and are not guarantees of future performance. These statements are subject to risks, uncertainties, assumptions and other important factors. These risks, uncertainties and assumptions may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners (generally collectively referred to herein as “smelters”) and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Covered Countries, the United States or elsewhere. Readers are cautioned not to put undue reliance on these forward-looking statements because actual events or results may differ materially from those described in such forward-looking statements. We assume no obligation to, and expressly disclaim any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Executive Summary of the 2023 Conflict Minerals Due Diligence Program

For 2023, we performed a “reasonable country of origin inquiry” (“RCOI”) on the portion of our supply chain which provided components, parts and products we contracted to manufacture or otherwise contained in products we manufactured and containing 3TG, to determine as applicable the source of the 3TG in such components, parts and products manufactured or included in products manufactured during the reporting period. The RCOI was undertaken primarily through the review of Conflict Minerals Reporting Templates (“CMRTs”) and use of data compiled by a third-party proprietary software database. The results of the RCOI identified 475 total smelters that may have been in our supply chain which could be found on the Standard

Smelter List published by the Responsible Minerals Initiative (“RMI”). Of these 475 smelters, 237 are listed as “conformant,” which means that the smelter has successfully passed a Responsible Minerals Assurance Process (“RMAP”) audit.

We are unable to determine with certainty the origin of 3TG processed by smelters in our supply chains as in most cases, there are a number of third parties in the supply chain between the original source of 3TG and us. We have taken steps as described in this Conflict Minerals Report to identify the mines, smelters and refiners of 3TG in our supply chain since mines, smelters and refiners are closest to and in the best position to identify sources of 3TG.

1.	Applicability of the Conflict Minerals Rule to Our Company

We develop, manufacture and distribute products and provide services primarily for the companion animal veterinary, livestock and poultry, dairy and water testing industries. We also provide human medical point-of-care and laboratory diagnostics.

3TG are necessary to the functionality or production of some of the products that we manufacture or contract to manufacture. Our in-scope products taken together as a whole include all four 3TG, although each individual product does not include each of the 3TG. Not all of our products contain 3TG. In addition, the 3TG content in each of our in-scope products accounts for only a small percentage of the total materials content of each such product. Furthermore, a significant portion of our consolidated revenues are derived from services provided to our customers, rather than the sale of products. Services accounted for approximately 42.9% of our total consolidated revenue for the calendar year ended December 31, 2023.

We do not directly source 3TG in raw form and are in most cases many levels removed from mines, smelters and refiners. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and to encourage responsible sourcing of 3TG by our supply chain.

2.	Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the DRC. We also take seriously our obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of 3TG. The Conflict Minerals Policy is available on our website at: https://www.idexx.com/en/about-idexx/conflict-minerals-policy/, and it includes, but is not limited to, our expectations that our suppliers:

1.	Who supply us with components, parts and products containing 3TG source those minerals from socially and environmentally responsible sources that do not directly or indirectly contribute to conflict;

2.	Implement and communicate to their personnel and suppliers policies that are consistent with our Conflict Minerals Policy;

3.	Familiarize themselves with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”);

4.	Put in place procedures for the traceability of 3TG, working with their suppliers as applicable;

5.	Where possible, source 3TG from smelters validated as being conflict free;

6.	Maintain reviewable business records supporting the source of 3TG;

7.	From time to time, at our request, provide to us written certifications and other information concerning the origin of the 3TG included in components, parts and products supplied to us and the supplier’s compliance with our Conflict Minerals Policy generally;

8.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy;

9.	Otherwise establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance; and

10.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.
We do not seek to embargo responsible sourcing of 3TG from the DRC region or condone a general embargo on sourcing from the region.

3.	Product Scoping; Reasonable Country of Origin Inquiry Information

As provided for in the Conflict Minerals Rule, for 2023, we conducted a RCOI. Our RCOI was reasonably designed to determine in good faith whether any of the 3TG in our in-scope products originated in a Covered Country or from recycled or scrap sources. For our RCOI, we utilized the management systems contemplated by Step One of the OECD Guidance and the supplier engagement process contemplated by Step Two of the OECD Guidance. These steps and the related activities are discussed under “Due Diligence Program Execution.”

Our personnel determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, visual inspection, supplier inquiries and other information known to us. We also examined the degree of influence that we had over the materials, parts, ingredients and components of the products. Our inquiry included approximately 127 suppliers that we determined to potentially be in-scope for 2023 (referred to herein as the “Suppliers”).

As discussed under “Product, Smelter and Refiner and Country of Origin Information,” for 2023, the Suppliers identified to us 475 smelters that potentially processed the necessary 3TG contained within our in-scope products. Our conclusions concerning mineral origin are derived from information made available by the Third-Party Solution (as defined below), which is a member of RMI and contains a database of smelters and refiners.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we conducted due diligence for 2023. These due diligence efforts are discussed below.

4.	Due Diligence Program Design

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance (Third Edition).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Our implementation of the OECD Guidance in respect of 2023 and thereafter is discussed in the next section below. The headings in the next section conform to the headings used in the OECD Guidance for each of the five steps.

5.	Due Diligence Program Execution

In furtherance of our 3TG due diligence, we performed the following due diligence measures in respect of 2023. These are not all of the measures that we took in respect of 2023 in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.
Under the oversight of the General Counsel and Senior Vice President, Global Operations, a team of senior staff was charged with managing our 3TG compliance strategy. The following functional areas were represented on this team (the “Conflict Minerals Compliance Team”): legal; operations; procurement; and supply chain engineering. The Conflict Minerals Compliance Team also consulted with the Head of Internal Audit.

b.
For 2023, we continued to utilize a third-party software systems solution (the “Third-Party Solution”) to complement our internal management processes. The Third-Party Solution is a repository of all of our part numbers, suppliers and manufacturers and manufacturer part numbers used for regulatory compliance documentation. It also contains the current RMI information regarding identified 3TG smelters. The Third-Party Solution enabled us to enter part numbers into a database to collect information and produce reports on our potentially in-scope suppliers’ 3TG sourcing practices. We also utilized specialist outside counsel to assist us with selected aspects of our compliance efforts.

c.	We use the CMRT developed by the RMI to identify smelters in our supply chain.

d.	We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years. The maintenance of the foregoing types of records is done in accordance with the retention period contained in our document retention policy. We will also maintain these records in the Third-Party Solution’s database for as long as the part number associated with the part remains active in our enterprise resource planning system.

e.	We furnished the Suppliers with an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the Rule.

f.	We have a Conflict Minerals Policy, as described earlier in this Conflict Minerals Report. We communicate the policy internally to relevant new employees. The Conflict Minerals Policy, which is posted on our website, also was communicated by email to the Suppliers.

g.
We maintain a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy by email. The contact information for our grievance mechanism is conflictminerals@idexx.com.

2.	OECD Guidance Step Two: “Identify and assess risks in the supply chain”

a.	The Third-Party Solution leverages the expertise of a third-party provider of regulatory information on electronic and component manufacturers and the manufacturers’ CMRT information. The Third-Party Solution generates a consolidated smelter list for our specific manufacturers based on the CMRTs submitted to the Third-Party Solution. If there is no CMRT found for a given in-scope manufacturer, we contact the manufacturer to obtain its CMRT.

b.	We reviewed the completed responses received from our Suppliers, including in conjunction with the information contained in the third-party provider’s database. Supplier responses were reviewed for accuracy and completeness based on publicly available information and information contained in the third-party database. Incomplete or unsupported CMRTs, if any, are returned to Suppliers for correction as required. In addition, when the information provided by a Supplier is found to be inconsistent or wrong, the Supplier is to be re-contacted and a request for clarification or correction is to be made from the Supplier.

c.	To the extent that a completed response identified a smelter, this information is reviewed against the lists of conformant smelters published by the RMI.

d.	To the extent that a smelter identified by a Supplier was not listed as conformant, we consulted publicly available information to attempt to determine whether that smelter obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the Covered Countries.

e.	Based on the information furnished by the Suppliers, the Third-Party Solution and other information known to us, we assessed the risks of adverse impacts.

3.	OECD Guidance Step Three: “Manage risks”

a.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel and Senior Vice President, Global Operations.

b.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

c.	We utilize information provided by the Third-Party Solution to identify smelters that are not conformant and monitor smelter and refiner improvement.

4.	OECD Guidance Step Four: “Independent third-party audit of smelter due diligence practices”
In connection with our due diligence, we utilize and rely on information made available by the Third-Party Solution concerning independent third-party audits of smelters. We support independent third-party audits through the Third-Party Solution to ensure that the most accurate and current information regarding smelters and eligible processors of 3TG is available.

5.	OECD Guidance Step Five: “Annual reporting on our supply chain due diligence”
We filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.

6.	Product, Smelter and Refiner and Country of Origin Information

Due to the challenges of gathering information from a large, diverse and dynamic supply chain, for 2023, we were not able to determine the origins of a portion of the necessary 3TG contained within each of our in-scope products. However, none of the necessary 3TG contained within our in-scope products for which we were able to determine the countries of origin were determined by us to directly or indirectly finance or benefit armed groups in a Covered Country. We did not conclude that any of our in-scope products were “DRC conflict free.” Our in-scope product categories for 2023 are indicated below.
In-Scope Products

We determined that the following categories of our products were in-scope products for 2023: (1) point-of-care veterinary diagnostic instruments; (2) practice management and diagnostic imaging systems; (3) biological materials testing and laboratory diagnostic instruments; (4) diagnostic, health-monitoring products for livestock, poultry and dairy; (5) products that test water for certain microbiological contaminants; and (6) human point-of-care electrolytes and blood gas analyzers.
For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”). The information contained in the Annual Report is not incorporated by reference into our Form SD or this Conflict Minerals Report and should not be considered part of our Form SD or this Conflict Minerals Report.

Smelter and Refiner Information
As of April 30, 2024, for 2023, the Suppliers identified to us 475 facilities that may have processed the necessary 3TG contained within our in-scope products.
Of these 475 facilities that were identified to us by the Suppliers:

•	205 of these facilities process gold, and 90 of these facilities are listed by the Third-Party Solution as conformant.

•	51 of these facilities process tantalum, and, of these facilities, 41 are listed as conformant.

•	151 of these facilities process tin, and, of these facilities, 71 are listed as conformant.

•	68 of these facilities process tungsten, and, of these facilities, 35 are listed as conformant.
The foregoing description of these 475 facilities is based solely on our review as of April 30, 2024 of information made publicly available by the RMI on its website, without independent verification by us. All of the information publicly available on the RMI website was not necessarily updated through April 30, 2024, and the facilities that are listed as conformant as of the date of our review of such publicly available information were not necessarily listed as conformant for all or part of 2023 and may not continue to be so listed for any future period.
In addition, not all of the facilities described above may have processed the necessary 3TG contained within our in-scope products. In some cases, Suppliers may have reported to us smelters that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. The facilities described above also may not include all of the smelters in our supply chain; the Suppliers were unable to identify the processors of some of the 3TG content contained within our in-scope products; and not all of the Suppliers responded to our request.

Efforts to Determine Country of Origin Information

We sought to determine the mine or location of origin of 3TG contained in our in-scope products via a third party requesting that the Suppliers provide a completed CMRT concerning the source of the 3TG in the components, parts and products sourced from them, including recycled or scrap sources, and through the other efforts described in this Conflict Minerals Report. While we are unable to determine with certainty the origin of 3TG processed by smelters in our supply chains as in most cases, there are a number of third parties in the supply chain between the original source of 3TG and us, we have taken steps through our due diligence process, described above, reflecting our reasonable efforts to determine the location of origin of the 3TG necessary for the products we manufacture. Further, as a result of our due diligence process we do not believe that any of the 3TG that were necessary for the products we manufacture originated in any of the Covered Countries. We will continue to work with the Suppliers to improve reported 3TG information and conduct additional risk assessments when issues are identified.

7.	Additional Compliance Efforts

For calendar year 2024, to reduce sourcing risks, we intend to follow the due diligence process described in this Conflict Minerals Report for calendar year 2023 to the extent we determine to be appropriate.